SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                              Tasty Baking Company
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.50 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    876553306
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 21, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                         (continued on following pages)


                               (Page 1 of 8 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 876553306                                           Page 2 of 8 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [X]
                                                            (b)  [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                           [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        119,190
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        119,190
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            119,190 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.5%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                               (Page 2 of 8 Pages)

--------------------------------------------------------------------------------
SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 876553306                                            Page 3 of 8 Pages
--------------------------------------------------------------------------------
      1.    NAME OF  REPORTING  PERSON:  Wynnefield  Small  Cap  Value  Offshore
            Fund, Ltd.
            S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON:  Not
            Applicable
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [X]
                                                            (b)  [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2 (d) OR 2 (e)                         [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF            7.    SOLE VOTING POWER
      SHARES                   61,750
--------------------------------------------------------------------------------
   BENEFICIALLY          8.    SHARED VOTING POWER
     OWNED BY
--------------------------------------------------------------------------------
       EACH              9.    SOLE DISPOSITIVE POWER
    REPORTING                  61,750
--------------------------------------------------------------------------------
      PERSON             10.   SHARED DISPOSITIVE POWER
       WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            61,750 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                       [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.79%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------


                               (Page 3 of 8 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 876553306                                           Page 4 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [X]
                                                            (b)  [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF             7.    SOLE VOTING POWER
       SHARES                    158,421
--------------------------------------------------------------------------------
    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY
--------------------------------------------------------------------------------
        EACH               9.    SOLE DISPOSITIVE POWER
     REPORTING                   158,421
--------------------------------------------------------------------------------
       PERSON              10.   SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            158,421 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                       [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.02%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------


                               (Page 4 of 8 Pages)

Item 1. Security and Issuer.

      This Statement relates to shares of the Common Stock, $0.50 par value per share (the "Shares"), of Tasty Baking Company, a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2801 Hunting Park Avenue, Philadelphia, PA 19129.

Item 2. Identity and Background.

      (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

      Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Wynnefield Group entities sold their Shares, separately from each other, for the consideration shown in the following table:

                               (Page 5 of 8 Pages)

         Name               Number of Shares Sold      Consideration Received
--------------------------  -------------------------  -------------------------

Partnership                         20,000                   $245,000

Partnership-I                       30,000                   $367,500

Fund                                13,700                   $167,825

      Each member of the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

      The entities comprising the Wynnefield Group sold the Shares reported in
Item 3 for their respective own accounts because, in their respective individual judgments, such sales effected a diversification of the risk allocated among the asset portfolios of the entities comprising the Wynnefield Group.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

      (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 339,361 Shares. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group.


                               (Page 6 of 8 Pages)

      However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 4.33% of the outstanding Shares of the Issuer, based on the 7,846,012 Shares reported as outstanding on November 6, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

      Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

      (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

      (c) In the past sixty (60) days, the entities in the Wynnefield Group made their separate purchases and sales of Shares as follows:

Name           Transaction       Date         Number of Shares   Price Per Share
----           -----------       ----         ----------------   ---------------

Partnership      Sell       December 21, 2000       20,000          $12.25

Partnership      Sell       December 28, 2000        2,000          $14.50



Partnership-I    Sell       December 21, 2000       30,000          $12.25

Partnership-I    Sell       December 28, 2000        2,000          $14.50



Fund             Sell       December 21, 2000       13,700          $12.25

Fund             Sell       December 28, 2000        1,000          $14.50


      (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 339,361 Shares (representing approximately 4.33% of the outstanding Shares) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by them, but only from such Shares.


                               (Page 7 of 8 Pages)

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 5, 2001

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:     Wynnefield Capital Management, LLC
                                    General Partner


                            By:     /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:     Wynnefield Capital, Inc.


                                    /s/ Nelson Obus
                                    -------------------------------------
                                    Nelson Obus, President


                               (Page 8 of 8 Pages)